

February 18, 2014

Wausau Paper Corp.
100 Paper Place
Mosinee, WI 54455
Attn: Members of the Board of Directors

Dear Board Members,

The time has come for real change at Wausau Paper Corp. ("Wausau" or the "Company"). While management continues to miss its targets and attempts to lower expectations, shareholders have been voicing their disappointment with the status quo and their support for change. Clearly, we are not the only Wausau shareholders who have lost patience with the unwillingness of the current board of directors (the "Board") to hold management accountable for failed execution and the Company's prolonged underperformance. Over the past few weeks alone, two other major shareholders, Altai Capital Management and LionEye Capital Management, have publicly expressed their independent perspectives on Wausau.   Altai Capital Management believes a "convincing prima facie case supporting the need for continued enhancement" of the Board has been made, while LionEye Capital Management "has lost confidence that the Board will hold senior management accountable" and "believes that change in the composition of the Board, including the addition of shareholder representation, is in the best long-term interests of the Company."

Moreover, we believe that numerous other large and long-time shareholders have been privately expressing similar frustrations to the Company for some time. We hope that management has provided the Board with an accurate picture of the views of the Company's shareholders. If so, you should have a clear understanding of the high level of shareholder support for Board change and of why such change is required now.

As we described in our detailed letter to Henry "Hank" Newell, Chief Executive Officer of Wausau, dated October 22, 2013 (available at http://tinyurl.com/StarboardLettertoWausau), as well as our letter to the Board that accompanied our nomination of director candidates for election at the 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting") (available at http://tinyurl.com/StarboardLettertoBoard), we believe significant opportunities exist for value creation based on actions within the control of management and the Board. Unfortunately, the current management team and Board have repeatedly shown an inability to execute on those opportunities or to achieve their stated goals. This has resulted in a highly concerning track record of missed expectations.

These points were further reinforced when management announced yet another earnings miss and negative guidance revision in Wausau's Q4 2013 earnings report on February 10, 2014. In each of our two previous letters, we pointed out that the Company has a long history of missing expectations, as evidenced by what is now a string of seven consecutive quarterly earnings misses, and ten out of the last twelve.

	EPS			
	Consensus			**Stock Price**
Period	**Estimate**	**Actual***		**Reaction****
Q4 13	**$0.02**	**($0.00)**	**MISS**	**N.A.** ***
Q3 13	**($0.02)**	**($0.04)**	**MISS**	**(14.7%)**
Q2 13	**$0.06**	**($0.05)**	**MISS**	**(3.0%)**
Q1 13	**($0.01)**	**($0.04)**	**MISS**	(2.7%)
Q4 12	**$0.04**	**($0.03)**	**MISS**	4.8%
Q3 12	**$0.06**	**$0.06**	**MISS**	**(1.7%)**
Q2 12	**$0.10**	**$0.09**	**MISS**	**(10.4%)**
Q1 12	$0.05	$0.10	BEAT	1.7%
Q4 11	**$0.04**	**$0.04**	**MISS**	10.9%
Q3 11	**$0.12**	**$0.11**	**MISS**	**(6.0%)**
Q2 11	$0.07	$0.08	BEAT	**(10.4%)**
Q1 11	**$0.05**	**$0.03**	**MISS**	**(11.7%)**

Source: Bloomberg

*Comparable Non-GAAP EPS adjusted for 1x charges, per Bloomberg

**Defined as stock price move from earnings release until 1 week after

***N.A., since a full week is not yet available

We also pointed out that, since the first quarter of 2012, Wausau's poor earnings reports had driven cumulative stock price underperformance of more than 35% in the weeks following each of the Company's earnings releases. Not surprisingly, Wausau fell a further 6% the day after this most recent earnings report.

Moreover, Wausau again lowered its guidance for FY 2014 EBITDA, this time to just $60-70 million. This is now *below* the EBITDA that Wausau's Tissue business generated *before* management spent more than $200 million on a new ATMOS tissue machine. This is despite stable volume growth and a favorable macroeconomic environment. Leading Pulp & Paper analyst Mark Wilde of Deutsche Bank explained this clearly in his most recent report on the Company:

> *Another miss & trim, more disappointment. Shareholder frustration is mounting. Between 2006 & 2012, Wausau's avg. EBITDA in the Tissue segment was ~$69MM/yr. After $220MM capital project & a full year of operations on new machine, Wausau is ptg to EBITDA of $60-70MM. **It is hard to understand the #'s and even harder to defend incumbent managers/Board members.** Wausau has (1) good Tissue assets, (2) strong niche position, (3) relatively stable business, and (4) historically, good margins.* (emphasis added)

> *–Mark Wilde, Deutsche Bank, February 13, 2014*

LionEye Capital explained in its public letter to the Board last week that Wausau's Tissue business is performing worse now, even after the heavy investment in the new tissue machine.

> *For instance, in the early years, the machine was projected by management to deliver approximately $25 million in savings simply from insourcing parent-rolls. Prior to the investment, the Tissue Segment EBITDA was $76 million in the 2010 base year. Four years later, after investing more than $200 million, management just issued reduced guidance for 2014 EBITDA of just $60 to $70 million. So far, there is little to show for the huge investment and a lack of transparency and communication about why. Are you doing all you can to make sure the Company has the very best team available, located in the optimal location, to make sure we turn this around? We believe the answer is no.*

We are also perplexed as to how the Company's Tissue business could possibly be faring worse now than before the $200 million investment in the new tissue machine. Wausau's management made similar statements to us regarding the expected cost savings from the new tissue machine, and we believe management also made similar statements to other shareholders and sell-side analysts. Further, through our independent due diligence, including discussions with industry experts, we were able to verify that the new machine should save Wausau at least $25 million, if not more. Even if Wausau had only installed a conventional tissue machine, the Company should have been able to save hundreds of dollars per ton in markups and shipping costs on 75,000 tons of parent-rolls. Instead, management chose to spend significantly more capital on a per-ton-basis to install an ATMOS machine, with the promise that lower energy, fiber, and other costs would allow the Company to save significantly more per ton. Yet, somehow, management's new plan has the Company making less in 2014 than if it had not heavily invested in a new machine in the first place and had continued to outsource parent-rolls. What else can explain this other than management's failed execution?

As demonstrated in the table below, management has fallen well short of expectations for the Tissue business since installing the new tissue machine.

	($ in millions)
EBITDA Shortfall vs. Expectations	
FY 2010 Tissue Revenue	$343.6
Tissue EBITDA	$76.3
Margin	*22.2%*
FY 2014 Consensus Revenue	$382.3
Base 2014 EBITDA[1]	$84.9
Plus: Expected Cost Savings from New Machine	$25.0
Less: Corporate Overhead[2]	($10.0)
Expected 2014 EBITDA with Cost Savings	$99.9
Midpoint of EBITDA Guidance	$65.0
Miss vs. Expectations	**$34.9**
% Miss	**34.9%**

(1) Assumes incremental revenue flows through at the 2010 average segment margin, with no premium growth
(2) Based on Management's target of $10 million in Corporate Overhead on top of Tissue Segment Overhead

This analysis is consistent with the detailed explanation we included in our January 17, 2014 letter (available at http://tinyurl.com/StarboardLettertoBoard), which outlined how on at least five occasions management publicly presented to shareholders numbers that implied approximately $100 to $110 million in EBITDA in FY 2014.

We find it shocking that management has not only fallen so far short of its previous commitments, but is actually performing worse than before installing the new tissue machine. It is unacceptable that this Board has refused to hold management accountable for its failed execution.

As we have repeatedly stressed, we are open to engaging in discussions with the Board to determine if we can reach a mutually agreeable resolution without the need for an election contest. We have nominated a slate of three independent, highly-qualified director candidates for election at the 2014 Annual Meeting, including two industry experts with significant board and management experience at highly successful tissue companies and one direct shareholder representative. This contrasts with the Company's slate of incumbent Class III directors, which includes two directors with no relevant operating experience, as well as non-independent Chairman Tom Howatt, the Company's former CEO, who led Wausau through an unprecedented period of shareholder value destruction.

Unfortunately, Wausau's Board has still not demonstrated a desire or willingness to work constructively with the Company's largest shareholder to reconstitute the Board. It is hard to understand why the Board would continue to support directors that have proven unable to create value for shareholders and managers that have proven unable to execute on their own plans.

You represent the shareholders. Your shareholders are speaking. It is time to start listening.

Best Regards,



Jeffrey C. Smith
Managing Member
Starboard Value LP

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Starboard Value LP, together with the other participants named herein, intends to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of director nominees at the 2014 annual meeting of stockholders of Wausau Paper Corp., a Wisconsin corporation (the "Company").

STARBOARD STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are Starboard Value and Opportunity Master Fund Ltd ("Starboard V&O Fund"), Starboard Value and Opportunity S LLC ("Starboard S LLC"), Starboard Value and Opportunity C LP ("Starboard C LP"), Starboard Value LP, Starboard Value GP LLC ("Starboard Value GP"), Starboard Principal Co LP ("Principal Co"), Starboard Principal Co GP LLC ("Principal GP"), Starboard Value R LP ("Starboard R LP"), Starboard Value R GP LLC ("Starboard R GP"), Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Cynthia T. Jamison and Russell C. Taylor (collectively, the "Participants").

As of February 17, 2014, Starboard V&O Fund owned directly 4,713,392 shares of common stock, no par value (the "Common Stock"), of the Company. As of February 17, 2014, Starboard S LLC owned directly 1,154,496 shares of Common Stock. As of February 17, 2014, Starboard C LP owned directly 200,000 shares of Common Stock. Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 200,000 shares of Common Stock owned directly by Starboard C LP. Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 200,000 shares of Common Stock owned directly by Starboard C LP. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the "Starboard Value LP Account") and the manager of Starboard S LLC, may be deemed the beneficial owner of an aggregate of 7,500,000 shares of Common Stock held directly by Starboard V&O Fund, Starboard S LLC and Starboard C LP and including 1,432,112 shares of Common Stock held in the Starboard Value LP Account. Each of Starboard Value GP, as the general partner of Starboard Value LP, Principal Co, as a member of Starboard Value GP, Principal GP, as the general partner of Principal Co and each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the 7,500,000 shares of Common Stock held directly by Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account. As of February 17, 2014, Ms. Jamison directly owned 730 shares of Common Stock. As of February 17 2014, Mr. Taylor directly owned 700 shares of Common Stock.